WISHBONE PET PRODUCTS INC.

38th Street, New Sehaile,

Beirut, Lebanon
Telephone & Facsimile: 1-888-414-6832

December 7, 2012

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nolan McWilliams

Dear Sirs:

Re:	Registration Statement on Form S-1
Amendment No. 1 – File No. 333-183839

We have received your letter dated November 27, 2012 containing comments on the amended filing of our S-1 registration statement. We respond to those comments as follows:

Registration Statement Cover Page

1.	Please revise the cover page in subsequent amendments to consecutively number each amendment. Please also revise to include the current working phone number for your principal executive offices.

We have noted the amendment number of our registration statement, as well as our current office phone number, on the cover page.

2.	We note your response to prior comment 4. It appears that the registration fee should be calculated by reference to Securities Act Rule 457(a) rather than by reference to Rule 457(o). Please revise or advise.

We have revised our disclosure to indicate that the registration fee was calculated in accordance with Rule 457(a).

Prospectus Cover Page

3.	We note your response to prior comment 2. However, we note that you continue to disclose in the second-to-last paragraph on page 2 that the selling shareholders will sell the common shares pursuant to this registration statement for $0.01 per share. Please revise to provide consistent disclosure.

We have revised our disclosure on page 2 to indicate that the selling shareholders will sell their shares of common stock for $0.02 per share until our shares are quoted on the OTC Bulletin Board.

Risk Factors, page 6

4.	We note from press accounts that Beirut, Lebanon is frequently subject to electricity rationing. Please add a risk factor describing specific risks, to the extent material, from having your principal place of business located in Lebanon, including risks because of electricity rationing and because of Lebanon’s close proximity to the current Middle East conflicts.

We have added the following risk factor in our disclosure:

“OUR OPERATIONS MAY BE ADVERSELY AFFECTED BY GENERAL CONDITIONS RELATING TO CONDUCTING BUSINESS IN LEBANON, INCLUDING THE POSSIBILITY OF ELECTRICITY RATIONING AND POLITICAL RISKS FOR MIDDLE EAST CONFLICTS.

Our principal place of business is located in Lebanon, a country that is subject to frequent electricity rationing and episodes of political unrest. While electricity rationing is less frequent in Beirut than in other parts of Lebanon, power outages and blackouts do occur, which have an adverse impact on conducting business. As well, we may also suffer adverse effects from political, economic, and security conditions in Lebanon. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Within Lebanon, the Hezbollah, an Islamist political party and militant group has been involved in multiple cases of armed conflict. Recent political and military events in various countries in the Middle East have weakened the stability of those countries. This situation may potentially escalate in the future to violent events which may affect Lebanon and our operations. Our business, prospects, financial condition, and results of operations could be materially adversely affected if major hostilities involving Lebanon should occur. Even if we chose to move our principal business offices as a result, we will incur costs in doing so, which will adversely impact our business.”

Market for the Product, page 16

5.	We note your response to prior comment 18. Please revise the last sentence of the second paragraph to state as a belief.

We have revised the noted disclosure to indicate that it is based on our management’s belief.

Sales and Marketing Strategy, page 17

6.	We note that a key component of your marketing strategy will be to market your product through demonstrations at retail locations. We further note that you intend to distribute your product in North America. Please revise to clarify whether you will outsource these marketing campaigns to third parties as your principal executive office is located in a foreign jurisdiction. Please revise the Risk Factors section accordingly.

We have clarified our disclosure in this section to indicate that we expect to outsource product demonstrations at retail locations and the development of televisions commercials to consultants that conduct business in North America. We have also revised our risk factor regarding our reliance on consultants to indicate that consultants will likely manage these specific marketing aspects.

Yours truly,

/s/ Rami Tabet
Wishbone Pet Products Inc.
Rami Tabet, President